UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31617

BRISTOW GROUP INC.

(Exact name of registrant as specified in its charter)

3151 Briarpark Dr., Suite 700

Houston, Texas 77042

(713) 267-7600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Fewer than 300.

Pursuant to the requirements of the Securities Exchange Act of 1934, Bristow Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BRISTOW GROUP INC. (Registrant)

Date: October 31, 2019	By: /s/ Brian J. Allman
	Name:	Brian J. Allman
	Title:	Senior Vice President and Chief Financial Officer

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